FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)

(Translation of the Registrant's Name into English )

#309-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6

(Address of principal Executive offices)

Attachments:

1.

Press Release(s) June 2010

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X                                            FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: September 15, 2010

BY:

Chris Robbins

It’s       Vice President

(Title)

***A print-friendly PDF version has been included***

ANGLO SWISS RESOURCES INC.

Suite 309 - 837 West HASTINGS Street

Vancouver, BC  V6C 3N6

604-683-0484

Fax: 604-683-7497

September 15, 2010

Securities & Exchange Commission	VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

(s) Chris Robbins

Per:

Chris Robbins

Vice  President

September 15, 2010

Anglo Swiss Resources Commences Phase 1 Drill Program

IMMEDIATE RELEASE	Vancouver, British Columbia
June 25, 2010	TSX Venture: ASW
OTCBB: ASWR
Frankfurt: AMO

Anglo Swiss Resources Inc. reports that it has received the first of five drill permits and commenced its Phase 1 drilling on its 160 square kilometer Nelson Mining Camp located in south-eastern British Columbia. This first permit consists of 1,050 metres of diamond drilling and down-hole pulse EM on the Gold Hill and Silver Lynx areas. In total approximately 5,000 metres of diamond drilling and 24 line kilometers of IP surveys on the Nelson Camp have been submitted amongst the five mineral exploration permit applications.

The first Phase 1 drill holes will be located to intersect the Gold Hill airborne EM anomaly, which consists of a northwest trending conductor with a strike length of approximately 4.2 km.   This conductor is in close proximity with several gold-silver prospects occurring along its strike length, including the past producing Gold Hill mine near the center and the May & Jennie prospect at the north end.

The remaining Phase 1 drill holes will be targeted within the southern portion of the Silver Lynx conductive area, which consists of a 6 kms NNW trending zone comprised of up to 13 conductive bodies inferred from the results of Anglo’s Aerotem III and VTEM airborne surveys completed earlier this year. The conductive bodies are broadly coincident with three massive to semi-massive sulfide showings that have returned significant values in zinc, lead, copper and silver. The three showings are located on the south side of Rover Creek, adjacent to the southern end of the Silver Lynx conductive area. The best result is a grab sample from a waste dump below the main showing that returned 24.59% Zn, 22.35% Pb, 0.21% Cu and 556.4 g/t Ag. All previous drilling has been focused on the south side of Rover Creek in the immediate area of the showings but away from the recently delineated conductive bodies.

Presently, and concurrent with the initial diamond drilling program  a comprehensive program of prospecting, surface geochemistry and geological mapping is on-going to further refine drill targets in this prospective district.

About Anglo Swiss

Anglo Swiss Resources Inc. is a mineral exploration company with its current focus on gold, silver and base metals at its 160 square kilometer Nelson Mining Camp located to the south west of Nelson, British Columbia. The Nelson Mining Camp is situated along the Silver King Regional Shear Zone striking for over 10 kilometers. The Silver King Shear is the host to numerous, historical gold, silver and poly-metallic mines in southeastern British Columbia including Anglo Swiss’ 100% owned Kenville Gold Mine. Please visit the Company's website at www.anglo-swiss.com for more information on the Company and its projects.

Company contacts:

Len Danard
President and Chief Executive Officer
Tel:  (604) 683-0484
Fax:  (604) 683-7497
Email: info@anglo-swiss.com

Investor Relations Contacts:
Jeff Walker or Grant Howard
The Howard Group Inc.
Toll Free: 1-888-221-0915
www.howardgroupinc.com

Reader Advisory

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Statement on Forward-Looking Information:

This release contains certain "forward-looking statements" including, without limitation, expectations, beliefs, plans and objectives regarding the potential transactions and ventures discussed in this release.  Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are the risks inherent in mineral exploration, the need to obtain additional financing, the availability of needed personnel and equipment for exploration and development, fluctuations in the price of minerals, and general economic conditions.